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                                                                    Exhibit 21.1

                            Civitas BankGroup, Inc.
                              List of Subsidiaries

Wholly-Owned Bank Subsidiaries:

      Cumberland Bank - Franklin, Tennessee
      BankTennessee - Collierville, Tennessee
      The Bank of Mason - Mason, Tennessee
      Civitas Management Company - Franklin, Tennessee

Each of these wholly-owned subsidiaries is incorporated under the laws under the state of Tennessee.

The company also owns 50% of The Murray Banc Holding Company LLC, which owns 100% of The Murray Bank, a bank organized under the laws under the state of Kentucky and 50% of Insurors Bank of Tennessee, a bank organized under the laws under the state of Tennessee.

Non-Bank Subsidiaries

The company owns 100% of the common securities of the Cumberland Capital Trust I and Cumberland Capital Statutory Trust II, Connecticut Business Trusts.